Exhibit 99.6
THE FOLLOWING PROXY CARD RELATES TO THE EXTRAORDINARY GENERAL MEETING OF THE ORDINARY SHAREHOLDERS OF WNS (HOLDINGS) LIMITED AND IS BEING SENT TO THE HOLDERS OF WNS (HOLDINGS) LIMITED AMERICAN DEPOSITARY SHARES PURSUANT TO THE DEPOSIT AGREEMENT AMONG WNS (HOLDINGS) LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS ISSUED THEREUNDER.
WNS (HOLDINGS) LIMITED
Extraordinary General Meeting of Shareholders
Special resolution presented for consideration at the Extraordinary
General Meeting of Shareholders on November 22, 2011

Vote
For	Against	Abstain
1. Increase in the authorised share capital of the Company from £5,100,000, divided into 50,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each, to £6,100,000, divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each, by the creation of 10,000,000 additional ordinary shares of 10 pence each and that the Company’s memorandum of association be amended accordingly.

Date:

(Signature)